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CUSIP NO. 88831 40 1                  13G                      PAGE 1 OF 4 PAGES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

                               (Amendment No.__)*

                           Titan Pharmaceuticals, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   888314 10 1
                                   -----------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ]

         [ ] Rule 13d-1 (b)
         [ ] Rule 13d-1 (c)
         [X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 88831 40 1                 13G                       Page 2 of 4 Pages

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1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     LOUIS R. BUCALO
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     UNITED STATES
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         1,788,902
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           1,788,902
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------



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CUSIP No. 88831 40 1                 13G                       Page 3 of 4 Pages

Item 1(a).  Name of Issuer: TITAN PHARMACEUTICALS, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

Item 2(a).  Name of Person Filing: SEE ITEM 1 ON PAGE 2

Item 2(b).  Address of Principal Business Office or if none, Residence:
                                                             SEE ITEM 1(B) ABOVE

Item 2(c).  Citizenship: SEE ITEM 4 ON PAGE 2

Item 2(d).  Title of Class of Securities: COMMON STOCK, $.001 PAR VALUE

Item 2(e).  CUSIP Number: 88831 40 1

Item 3.     Not Applicable

Item 4.     Ownership: INCLUDES 1,438,671 SHARES UNDERLYING IMMEDIATELY
                       EXERCISABLE OPTIONS

         (a)      Amount Beneficially Owned: 1,788,902

         (b)      Percent of Class: 6.2

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 1,788,902

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 1,788,902

                  (iv) shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group: NOT
            APPLICABLE

Item 9.     Notice of Dissolution of Group: NOT APPLICABLE

Item 10.    Certification:  NOT APPLICABLE

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CUSIP No. 88831 40 1                 13G                       Page 4 of 4 Pages



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUARY 30, 2003



By: /S/ LOUIS R. BUCALO, M.D.
    ---------------------------
    Louis R. Bucalo, M.D.